JET METAL CORP.

(FORMERLY CROSSHAIR ENERGY CORPORATION)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED APRIL 30, 2014

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Jet Metal Corp.
(formerly Crosshair Energy Corporation)

We have audited the accompanying consolidated financial statements of Jet Metal Corp. (formerly Crosshair Energy Corporation), which comprise the consolidated statements of financial position as of April 30, 2014 and 2013, and the related consolidated statements of operations and comprehensive loss, cash flows and changes in equity, for the years ended April 30, 2014 and 2013 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Jet Metal Corp. (formerly Crosshair Energy Corporation) as at April 30, 2014 and 2013 and its financial performance and its cash flows for the years ended April 30, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicate that Jet Metal Corp. (formerly Crosshair Energy Corporation) has suffered recurring losses from operations and has a net capital deficiency.  These matters, along with the other matters set forth in Note 1, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

August 22, 2014

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
   (Expressed in Canadian Dollars)

	APRIL 30, 2014	APRIL 30, 2013

ASSETS

Current assets
Cash and cash equivalents	$78,541	$596,450
Marketable securities (Note 4)	55,159	85,737
Receivables	4,161	20,830
Prepaid expenses	34,470	83,968
	172,331	786,985

Reclamation bonds (Note 6)	28,269	64,452

Equipment (Note 5)	91,016	113,770

Exploration and evaluation assets (Note 6)	2,509,791	5,670,409

	$2,801,407	$6,635,616

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$256,201	$324,898
Due to related parties (Note 11)	632,749	367,834
	888,950	692,732

Future reclamation provisions (Note 7)	19,267	37,161
	908,217	729,893
Equity
Capital stock (Note 9)	87,411,032	87,411,032
Reserves	21,475,351	21,520,601
Deficit	(106,993,193)	(103,025,910)
	1,893,190	5,905,723

	$2,801,407	$6,635,616

Nature of operations and going concern (Note 1)
Subsequent events (Note 16)

Approved on August 22, 2014 on behalf of the Board of Directors:

"Jay Sujir”	Director	“Stewart Wallis”	Director
Jay Sujir		Stewart Wallis

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

	2014	2013

EXPENSES
Audit and accounting	$22,775	$124,087
Consulting	-	308,570
Depreciation (Note 5)	22,754	26,338
Director fees	-	39,467
Exploration and evaluation (Note 6)	34,225	2,835,066
Impairment of exploration and evaluation assets (Note 6)	3,160,618	6,043,241
Insurance	33,036	51,415
Interest (Note 7)	1,427	10,402
Investor relations	11,122	180,786
Legal	8,989	35,950
Management fees	142,533	411,368
Office and administration	87,331	167,188
Project development costs	-	66,471
Rent	40,632	123,066
Share-based compensation (recovery) (Note 9)	(45,250)	626,364
Transfer agent and filing fees	124,896	109,625
Travel	252	48,547
Wages and salaries	252,999	705,024
	(3,898,339)	(11,912,975)

Finance income	314	22,158
Gain on foreign exchange	1,097	465
Impairment of reclamation bonds (Note 6)	(41,852)	-
Loss on asset disposition	-	(39,416)
Other income - flow through premium (Note 8)	-	428,712
Unrealized loss on marketable securities (Note 4)	(28,503)	(173,005)
	(68,944)	238,914
Loss and comprehensive loss for the year	$(3,967,283)	$(11,674,061)

Basic and diluted loss per common share	$(0.60)	$(1.77)

Weighted average number of common shares outstanding	6,578,035	6,578,218

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(3,967,283)	$(11,674,061)
Items not affecting cash:
Change in future reclamation estimates	(2,053)	-
Depreciation	22,754	26,338
Impairment of exploration and evaluation assets	3,160,618	6,043,241
Impairment of reclamation bonds	41,852	-
Interest	1,427	10,402
Loss on asset disposition	-	39,416
Other income – flow through premium	-	(428,712)
Share-based compensation (recovery)	(45,250)	626,364
Unrealized gain on foreign exchange	(5,669)	-
Unrealized loss on marketable securities	28,503	173,005
Non-cash working capital item changes:
Receivables	16,669	80,431
Prepaid expenses	49,498	15,292
Payables and accrued liabilities	(68,697)	65,947
Due to related parties	264,915	188,185
Net cash used in operating activities	(502,716)	(4,834,152)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of exploration and evaluation assets	-	(224,816)
Acquisition of equipment	-	(45,554)
Proceeds from sale of equipment	-	8,648
Proceeds from sale of marketable securities	2,075	-
Reclamation costs incurred	(17,268)	-
Refund of reclamation bonds	-	292,507
Net cash provided by (used in) investing activities	(15,193)	30,785

CASH FLOWS FROM FINANCING ACTIVITIES
Share issue costs	-	(46,481)

Net change in cash and cash equivalents during the year	(517,909)	(4,849,848)

Cash and cash equivalents, beginning of year	596,450	5,446,298
Cash and cash equivalents, end of year	$78,541	$596,450
Cash and cash equivalents
Cash	$55,541	$556,070
Liquid short term investments	23,000	40,380
	$78,541	$596,450
Cash (paid) received for
Interest	$-	$-
Taxes	$-	$-

Supplemental disclosures with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares(1)	Amount	Reserves	Deficit	Total

Balance, April 30, 2012	6,578,218	$87,457,513	$20,894,237	$(91,351,849)	$16,999,901
Share issuance costs	-	(46,481)	-	-	(46,481)
Share-based compensation	-	-	626,364	-	626,364
Loss for the year	-	-	-	(11,674,061)	(11,674,061)

Balance, April 30, 2013	6,578,218	87,411,032	21,520,601	(103,025,910)	5,905,723
Common shares cancelled due to fractional rounding	(183)	-	-	-	-
Share-based compensation (recovery)	-	-	(45,250)	-	(45,250)
Loss for the year	-	-	-	(3,967,283)	(3,967,283)

Balance, April 30, 2014	6,578,035	$87,411,032	$21,475,351	$(106,993,193)	$1,893,190

(1)  During the year ended April 30, 2014, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held (Note 9). All references to share and per share amounts have been retroactively restated to reflect this share consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

1.   NATURE OF OPERATIONS AND GOING CONCERN

Jet Metal Corp. (formerly Crosshair Energy Corporation) (the "Company" or “Jet Metal”) is an exploration stage company whose common shares trade on the TSX Venture Exchange and the OTC Markets Group’s OTCQB Marketplace.  The Company voluntarily delisted its common shares from the NYSE MKT and its common shares were transferred to and began trading July 1, 2013 on the OTC Markets Group’s OTCQB Marketplace.  Subsequently, the Company voluntarily delisted its common shares from the Toronto Stock Exchange and its common shares were transferred to and began trading January 20, 2014 on the TSX Venture Exchange.

During the year ended April 30, 2014, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held (Note 9). All references to share and per share amounts have been retroactively restated to reflect this share consolidation.

The Company is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  The Company is incorporated under the laws of British Columbia. All of the Company’s resource properties are currently located in North America. The address of the Company’s registered office is #1240 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

As at April 30, 2014, the Company had a working capital deficit of $716,619 (2013 – working capital of $94,253) and a deficit of $106,993,193 (2013 – $103,025,910).  At present the Company has no producing properties and consequently has no current operating income or cash flows. Without additional financing, the Company will not be able to fund both its exploration programs and ongoing operations for the next 12 months. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

2.   BASIS OF PRESENTATION

a)   Significant accounting judgements and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the years reported.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

a)   Significant accounting judgements and estimates (continued)

Critical Judgements

The preparation of these consolidated financial statements requires management to make judgements regarding the going concern of the Company, as previously discussed in Note 1, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the consolidated financial statements include:

Share-based Payments

Estimating fair value for granted stock options and compensatory warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility, dividend yield, and rate of forfeitures and making assumptions about them.

Deferred Tax Assets & Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Recoverability of Exploration & Evaluation Assets

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of  the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Useful Life of Equipment

Equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

a)   Significant accounting judgements and estimates (continued)

Key Sources of Estimation Uncertainty (continued)

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on selection of suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

b) Approval of the consolidated financial statements

The consolidated financial statements of the Company for the year ended April 30, 2014 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on August 22, 2014.

c) Basis of presentation

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries, and have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss, and available-for-sale, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

d) Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Boards (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

e) Basis of consolidation

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Target Exploration and Mining Corp. (“Target”), Crosshair Energy USA, Inc. (“Crosshair USA”), Gemini Metals Corp. (“Gemini”) as well as The Bootheel Project LLC (“BHP LLC”) in which the Company has a 81% interest. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and balances have been eliminated on consolidation.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

e)   Basis of consolidation (continued)

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
Target Exploration and Mining Corp.	British Columbia, Canada	100% ownership by the Company	Exploration and evaluation of mineral properties
Crosshair Energy USA, Inc.	Nevada, United States	100% ownership by Target	Exploration and evaluation of mineral properties
Bootheel Project LLC	Colorado, United States	81% ownership by Crosshair USA	Exploration and evaluation of mineral properties
Gemini Metals Corp.	British Columbia, Canada	100% ownership by the Company	In-active subsidiary

3.   SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include cash, demand deposits and highly liquid interest bearing investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Financial Instruments

All financial instruments are initially recognized at fair value on the statement of financial position. The Company has classified each financial instrument into one of the following categories: (1) financial assets or liabilities at fair value through profit or loss (“FVTPL”), (2) loans and receivables, (3) financial assets available-for-sale, (4) financial assets held-to maturity, and (5) other financial liabilities. Subsequent measurement of financial instruments is based on their classification.

Financial assets and liabilities at FVTPL are subsequently measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax.

Financial assets “held-to-maturity”, “loans and receivables”, and “other financial liabilities” are subsequently measured at amortized cost using the effective interest method. The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	FVTPL	Fair value
Marketable securities	FVTPL	Fair value
Receivables	Loans and receivables	Amortized cost
Reclamation bonds	Held to maturity	Amortized cost
Payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

The Company determines the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents and marketable securities have been measured at fair value using Level 1 inputs.

Exploration and Evaluation Assets

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Costs to acquire exploration and evaluation assets are capitalized as incurred. Costs related to the exploration and evaluation of exploration and evaluation assets are expensed as incurred. The Company considers mineral rights to be assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The Company considers each exploration and evaluation asset to be a separate cash generating unit.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the exploration and evaluation asset or shown as an expense recovery depending on the nature of the activity generating the refund. If payments received exceed the capitalized cost of the exploration and evaluation asset, the excess is recognized as income in the year received. The amounts shown for exploration and evaluation assets do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Future Reclamation Provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of reclamation of mineral interests (exploration and evaluation assets). The net present value of future rehabilitation cost estimates is capitalized to the related assets along with a corresponding increase in the reclamation provision in the period incurred. Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the reclamation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of equipment, less its estimated residual value, using the declining balance method at the following rates per annum:

Exploration equipment	20%

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment

At each financial position reporting date the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Flow-Through Shares

Canadian income tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby the premium, if any, paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is initially recorded to other liability and then included in income at the same time the qualifying expenditures are made.

Loss Per Share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the period.  The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the period, or at time of issuance, if later, all options and warrants are exercised.  Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding.  If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Share-Based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Company recognizes share-based compensation expense based on the estimated fair value of the options. A fair value measurement is made for each vesting instalment within each option grant and is determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both share-based compensation expense and reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. The reserves account is subsequently reduced if the options are exercised and the amount initially recorded is then credited to capital stock.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.  Otherwise, share-based payments are measured at the fair value of the goods or services received.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income tax on profit or loss for the year comprises of current and deferred tax. Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantively enacted at the statement of financial position date, and any adjustment to tax paid or payable in respect of previous years.

Deferred tax is recorded by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of the enactment or substantive enactment of the change. Deferred tax assets and liabilities are presented separately except where there is a right of set-off within fiscal jurisdictions.

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. The reporting currency of the Company is the Canadian dollar. Transactions denominated in foreign currency are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date, while non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Any gains or losses resulting from translation have been included in the statement of operations and comprehensive loss.

New Accounting Pronouncements Adopted

The following accounting standards were adopted as of May 1, 2013 and did not have a material impact on the consolidated financial statements of the Company.

Amendments to IFRS 7, Financial Instruments:  Disclosures (“IFRS 7”) introduces enhanced disclosure around the transfer of financial assets and associated risks.

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation.

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements Adopted (continued)

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future.

Amendments to IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”) have been made. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10-13.

New Accounting Pronouncements

The following accounting pronouncements have been made, but are not yet effective for the Company as at April 30, 2014.  The Company is currently evaluating the impact of these amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Amendments to IAS 32, Financial Instruments:  Presentation, are effective for annual periods beginning on or after January 1, 2014.  This provides for amendments relating to offsetting financial assets and financial liabilities.

Comparative Figures

Certain comparative figures have been reclassified in accordance with the current year’s presentation.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

4.   MARKETABLE SECURITIES

	Canadian Zinc Corp. (CZN)	Australian American Mining Corp. (AIW.A)	Expedition Mining Inc. (EXU.V)	Total

Cost

Balance at April 30, 2012 and 2013	$2,695,052	$97,024	$1,000,000	$3,792,076
Dispositions	(236,716)	-	-	(236,716)
Balance at April 30, 2014	2,458,336	97,024	1,000,000	3,555,360

Adjustments to Fair Value

Balance at April 30, 2012	(2,633,288)	(77,824)	(822,222)	(3,533,334)
Adjustment for the year	(44,117)	(6,666)	(122,222)	(173,005)
Balance at April 30, 2013	(2,677,405)	(84,490)	(944,444)	(3,706,339)
Adjustment for the year	240,895	(12,534)	(22,223)	206,138
Balance at April 30, 2014	(2,436,510)	(97,024)	(966,667)	(3,500,201)

Fair Value

At April 30, 2013	$17,647	$12,534	$55,556	$85,737
At April 30, 2014	$21,826	$-	$33,333	$55,159

During the year ended April 30, 2014, the Company exchanged 321,940 common shares of Messina Minerals Inc. for 54,565 common shares of Canadian Zinc Corporation as a result of the acquisition of Messina Minerals Inc. by Canadian Zinc Corporation.  Prior to this exchange, the Company sold 31,000 common shares of Messina Minerals Inc. for net proceeds of $2,075.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

5.   EQUIPMENT

Exploration Equipment

Cost

Balance at April 30, 2012	$379,293
Additions	45,554
Dispositions	(126,261)
Balance at April 30, 2013 and 2014	$298,586

Accumulated Depreciation

Balance at April 30, 2012	$236,675
Depreciation	26,338
Dispositions	(78,197)
Balance at April 30, 2013	184,816
Depreciation	22,754
Balance at April 30, 2014	$207,570

Net Book Value

At April 30, 2013	$113,770
At April 30, 2014	$91,016

6.   EXPLORATION AND EVALUATION ASSETS

The following table illustrates acquisition costs:

	Central Mineral Belt (“CMB”)
	Moran Lake, Otter / Portage Lake	Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Total

Balance at April 30, 2012	$3,010,348	$2,515,422	$3,726,441	$1,410,842	$929,052	$11,592,105
Acquisition costs	200,000	-	1,283	20,000	3,533	224,816
Change in estimates of future reclamation provisions	(49,730)	(5,631)	-	(29,714)	(18,196)	(103,271)
Impairment	-	-	(3,727,724)	(1,401,128)	(914,389)	(6,043,241)
Balance at April 30, 2013	3,160,618	2,509,791	-	-	-	5,670,409
Impairment	(3,160,618)	-	-	-	-	(3,160,618)
Balance at April 30, 2014	$-	$2,509,791	$-	$-	$-	$2,509,791

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

6.   EXPLORATION AND EVALUATION ASSETS (continued)

The following table illustrates the exploration and evaluation expenditures incurred during the year ended April 30, 2014:

	CMB	Bootheel Project	Juniper Ridge	Other	Total

Administration (recovery)	$560	$34,673	$(392)	$-	$34,841
Permitting	-	-	-	376	376
Reclamation costs	-	10,921	-	-	10,921
Recovery – JV Partner	-	(11,913)	-	-	(11,913)
	$560	$33,681	$(392)	$376	$34,225

The following table illustrates the exploration and evaluation expenditures incurred during the year ended April 30, 2013:

	Central Mineral Belt (“CMB”)
	Moran Lake, Otter / Portage Lake	Silver Spruce	Bootheel Project	Golden Promise	Juniper Ridge	Total

Administration	$10,434	$-	$45,981	$-	$44,902	$101,317
Drilling & trenching	731,850	-	13,433	-	328,080	1,073,363
Geology	1,456,437	-	35,816	24,524	339,683	1,856,460
Geophysics	11,591	-	-	-	44,918	56,509
Hydrology	-	-	271	-	-	271
Metallurgy	-	-	-	-	15,892	15,892
Permitting	-	-	-	-	37,395	37,395
Reclamation costs	-	-	-	22,741	-	22,741
Recovery – JV Partner	-	-	(28,882)	-	-	(28,882)
JCEAP(1) grant received	(150,000)	(150,000)	-	-	-	(300,000)
	$2,060,312	$(150,000)	$66,619	$47,265	$810,870	$2,835,066

(1) Junior Company Exploration Assistance Program

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty (“NSR”) and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland and Labrador, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

The Company previously issued 40,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  In connection with the option agreement to earn its 90% interest in the Moran Lake Property, the Company was involved in a dispute with the original vendor of the Moran Lake Property, Mr. Murphy, regarding the timing of advance royalty payments. On December 5, 2011, the Company settled the litigation. Under the terms of the settlement, the Company made a cash payment of $600,000 and issued 119,361 common shares. All litigation was discontinued and Mr. Murphy acknowledged that the Company’s 90% interest in the CMB Uranium/Vanadium Project vested and any requirement for a bankable feasibility study was irrevocably waived. The Company was required to make advance royalty payments of $200,000 per year commencing in November 2012.  Accordingly, the Company paid an advance royalty payment of $200,000 in November 2012.  Had the Company brought the Moran Lake Property into production, the advance royalty payments would have been deducted against any NSR owed to the original vendor of the property.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

6.   EXPLORATION AND EVALUATION ASSETS (continued)

Central Mineral Belt (“CMB”) (continued)

Moran Lake Property (continued)

On November 1, 2013, the Company exercised its right to abandon those mineral claims that form the Moran Lake Property and terminated the related agreement to discharge the Company from any further obligations with respect to the Moran Lake Property.  As a result, the Company recorded an impairment of $2,484,868 to operations during the year ended April 30, 2014.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

During the year ended April 30, 2014, the Company abandoned these properties and recorded an impairment of $675,750 to operations in relation to the Otter and Portage Lake Properties.

Silver Spruce Property Amalgamation

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formally known as Universal Uranium Ltd., and acquired all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador. Currently the Company has a 100% interest in the property subject to a 2% net smelter royalty payable to Silver Spruce and a 2% net smelter royalty payable to Expedition Mining Inc. on 60% of any production from the Silver Spruce Property.

Bootheel Project

On March 31, 2009, the Company acquired an interest in the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition of Target. Under a series of agreements between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target and Crosshair USA, a wholly owned subsidiary of Target, the Company could earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US $3,000,000 on or before June 7, 2011. The Company made these expenditures, and additional expenditures, which increased its holdings to 81%. The Company, through Target, has earned a 81% interest in BHP LLC, representing a 81% interest in the underlying Bootheel and Buckpoint Properties.

Under agreements dated February 5, 2008 between MJ Ranches Inc. and Crosshair USA as manager, BHP LLC leased MJ Ranches Inc.’s 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement was for five years with provision for two renewals.  Payment for the initial five year term was US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights were subject to a sliding scale royalty tied to the sales price of uranium. The “Uranium Lease and Surface and Damage Agreement” and “Surface Impact Agreement” expired in February 2013.  On June 7, 2013, the Company announced that BHP LLC has been unable to reach an agreement with MJ Ranches Inc. on terms which more accurately reflect current market conditions.  Certain portions of the mineral resources included in the Technical Report issued by the Company, dated October 27, 2012, are located on those lands which were subject to the mineral lease with MJ Ranches Inc.  Accordingly, during the year ended April 30, 2013, the Company recorded an impairment of $3,727,724 to operations.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

6.   EXPLORATION AND EVALUATION ASSETS (continued)

Golden Promise

Golden Promise Property

On April 29, 2009, the Company acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire an additional interest from Paragon Minerals Corp. (“Paragon”).

The Company was to provide Paragon with a $2,000,000 carried interest in initial exploration expenditures to be completed prior to May 2013. The Company could extend the timeframe to complete the initial exploration program by 12 months upon issuing 6,250 common shares to Paragon.

Upon the successful completion of the initial $2,000,000 exploration program, the Company could elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1,000,000 carried interest in additional exploration expenditures within 24 months.   The Company could extend the timeframe to complete the additional exploration program by 12 months upon issuing 2,500 common shares to Paragon.  In the event that the Company did not complete the additional expenditure program within the required timeframe, the Company could purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1,000,000 or just retain the 60% interest.

On May 31, 2013, the Company and Paragon terminated the Golden Promise Option and Joint Venture Agreement and as a result, the Company recorded an impairment of $1,401,128 to operations during the year ended April 30, 2013.

Southern Golden Promise (Victoria Lake)

The Company had earned a 62.02% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total of 10,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

During the year ended April 30, 2014, the Company abandoned the Southern Golden Promise property.

Juniper Ridge Uranium Property

On October 29, 2010, the Company signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp. (“Strathmore”), to acquire the Juniper Ridge Uranium Property.  In order to acquire this property, the Company was required to make cash payments totalling US$4,450,000 (US$450,000 has been paid), and issue shares with a total value of US$2,750,000 (US$250,000 in shares has been issued).

Title to the Juniper Ridge Property had been transferred to the Company by Strathmore upon making the initial payments of US$700,000 of which US$250,000 was paid by issuance of 55,251 common shares of the Company. On November 30, 2012, the Company announced that it terminated this agreement and as a result, $914,389 of the capitalized costs were written off to operations during the year ended April 30, 2013. The Company transferred the title to the Juniper Ridge Property back to Strathmore in February 2013.

Reclamation Bonds

As at April 30, 2014, the Company had outstanding reclamation bonds for the Bootheel Property and Juniper Ridge Property of US$25,800 (2013 - US$25,800) and $Nil (2013 - US$36,600), respectively, registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

During the year ended April 30, 2014, the Company recorded an impairment of reclamation bonds in the amount of $41,852 due to collectability concerns in relation to properties that have been abandoned.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

7.   FUTURE RECLAMATION PROVISIONS

	April 30, 2014	April 30, 2013

Beginning balance	$37,161	$130,030
Change in estimates1	(2,053)	(103,271)
Interest	1,427	10,402
Reclamation expenses incurred	(17,268)	-
Ending balance	$19,267	$37,161

1 The Company revised its prior estimates based on new information regarding potential future reclamation costs, and the estimated dates of abandonment of the interests in exploration and evaluation assets.

As at April 30, 2014, the Company has legal obligations associated with the Moran Lake property for cleanup costs. These costs are anticipated to be incurred through 2015.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $20,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2015.

8.   OTHER LIABILITY

	April 30, 2014	April 30, 2013

Beginning balance	$-	$428,712
Settlement of flow-through share liability on expenditures made	-	(428,712)
Ending balance	$-	$-

The Company periodically issues flow-through shares with any resulting flow-through premium recorded as other liability. The liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium is recorded as other income.

9.   CAPITAL STOCK AND RESERVES

Share and warrant issuances

There were no share or warrant issuances during the years ended April 30, 2014 or 2013.

During the year ended April 30, 2014, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held. All references to share and per share amounts have been retroactively restated to reflect this share consolidation.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

9.   CAPITAL STOCK AND RESERVES (continued)

Warrants

The following is a summary of warrant activities during the years ended April 30, 2014 and 2013:

	Number of Warrants	Weighted Average Exercise Price

Outstanding, April 30, 2012	2,242,246	$8.71
Expired	(1,325,000)	$10.04
Outstanding, April 30, 2013	917,246	$6.79
Expired	(917,246)	$6.79
Outstanding, April 30, 2014	-	-

As at April 30, 2014, there were no warrants outstanding.

Stock options

The Company’s Stock Option Plan is a 10% rolling plan that allows a maximum 10% of the issued shares to be reserved for issuance under the plan. Options granted under the plan may not have a term exceeding 10 years and vesting provisions are at the discretion of the Board of Directors.

The following is a summary of stock option activities during years ended April 30, 2014 and 2013:

	Number of Stock Options	Weighted Average Exercise Price

Outstanding, April 30, 2012	660,012	$11.03
Forfeited	(35,000)	$7.39
Expired	(25,049)	$30.42
Outstanding, April 30, 2013	599,963	$10.43
Forfeited	(187,250)	$6.75
Expired	(70,500)	$12.55
Outstanding, April 30, 2014	342,213	$12.01

At April 30, 2014, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date

56,625	56,625	$10.80	0.08	May 28, 2014(1)
28,088	28,088	$8.80	0.59	November 30, 2014
1,250	1,250	$8.00	0.64	December 21, 2014
11,250	11,250	$8.40	0.69	January 6, 2015
191,000	191,000	$14.40	1.64	December 21, 2015
10,000	10,000	$19.50	1.69	January 7, 2016
4,750	4,750	$11.20	1.92	April 1, 2016
39,250	39,250	$3.80	2.99	April 24, 2017
342,213	342,213

(1) Expired subsequent to the year ended April 30, 2014 (Note 16).

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

9.    CAPITAL STOCK AND RESERVES (continued)

Share-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  For the year ended April 30, 2014, the Company recognized a recovery of share-based compensation expense of $45,250 (April 30, 2013 – expense of $626,364) for options forfeited or vesting during the year, respectively.  No stock options were granted during the years ended April 30, 2014 and 2013.

10.   SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions affecting cash flows from investing or financing activities during the years ended April 30, 2014 and 2013.

11.   RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel for the years ended April 30, 2014 and 2013 can be summarized as follows:

	April 30, 2014	April 30, 2013

Share-based compensation	$27,463	$405,876
Short-term benefits(1)	207,723	933,802
	$235,186	$1,339,678

(1)	include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

The Company had a consulting agreement with the former Executive Chairman of the Company that provided for a lump sum payment of $150,000 on termination or $450,000 in the event of a change of control of the Company.  This agreement was terminated by the former Executive Chairman of the Company as of December 31, 2013.

Other related parties

King & Bay West Management Corp. (“King & Bay West”): King & Bay West is an entity owned by the former Executive Chairman of the Company, who remains an insider of the Company, and provides administrative, management, geological, regulatory, tax, corporate development and investor relations services to the Company.

Transactions entered into with related parties other than key management personnel during the years ended April 30, 2014 and 2013 include the following:

	April 30, 2014	April 30, 2013

King & Bay West	$303,832	$1,234,170

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

11.   RELATED PARTY TRANSACTIONS (continued)

Other related parties (continued)

Amounts due to related parties as at April 30, 2014 included the following:

•	King & Bay West, controlled by the former Executive Chairman and insider of the Company - $540,874 (April 30, 2013 - $319,312)

•	MJM Consulting Corp., controlled by the former Executive Chairman and insider of the Company - $91,875 (April 30, 2013 - $48,522)

The amounts due to related parties are non-interest bearing.

12.   INCOME TAXES

The following is a reconciliation of income taxes attributable to operations computed at the statutory tax rates to income tax recovery.

	April 30, 2014	April 30, 2013

Loss for the year	$(3,967,283)	$(11,674,061)

Expected income tax recoverable at statutory rate	(1,002,000)	(2,919,000)
Permanent differences	(8,000)	82,000
Share issuance costs	-	(12,000)
Impact on change in statutory rates and different subsidiary tax rates and other	(555,000)	(513,000)
Impact on flow-through shares	-	649,000
Change in unrecognized deductible temporary differences	1,565,000	2,713,000
Total income tax recovery	$-	$-

The significant components of the Company’s unrecognized temporary differences and tax losses are as follows:

	April 30, 2014	Expiry Date Range	April 30, 2013

Temporary Differences

Exploration and evaluation assets	$44,272,000	No expiry date	$41,191,000
Investment tax credit	1,151,000	2029-2034	1,168,000
Equipment	513,000	No expiry date	544,000
Canadian eligible capital (CEC)	1,000	No expiry date	1,000
Share issue costs	396,000	2035-2038	774,000
Future reclamation provision	19,000	No expiry date	37,000
Marketable securities	3,500,000	No expiry date	3,706,000
Non-capital losses available for future period – Canada	22,576,000	2015-2034	21,476,000
Non-capital losses available for future period – United States	1,559,000	2029-2034	1,130,000

Tax attributes are subject to review and potential adjustment by tax authorities.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

13.   SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and evaluation of mineral properties in North America.

	April 30, 2014	April 30, 2013

Equipment

United States	$2,502	$3,128
Canada	88,514	110,642
	$91,016	$113,770

Reclamation bonds

United States	$28,269	$62,702
Canada	-	1,750
	$28,269	$64,452
Exploration and evaluation assets

Canada	$2,509,791	$5,670,409

14.   CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of its exploration and evaluation assets, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable given the relative size of the Company.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year.

15.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, payables and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature.  The Company’s cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company’s other financial instruments, being reclamation bonds, are measured at amortized cost.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

15.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents and receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of Goods and Services Tax receivable due from the Government of Canada.  The Company does not believe it is exposed to significant credit risk

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 14. The Company will require additional equity financing to meet its administrative overhead costs and further exploration activities on its exploration and evaluation assets in fiscal 2015.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.

(b) Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium, and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c) Currency risk

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2014, the Company has accounts payable denominated in US dollars of US$57,654, cash of US$1,321 and reclamation bonds of US$25,800.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $3,346.

JET METAL CORP.
(FORMERLY CROSSHAIR ENERGY CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2014
(Expressed in Canadian Dollars)

16.    SUBSEQUENT EVENTS

The following reportable events occurred subsequent to year ended April 30, 2014:

•	On May 5, 2014, 1,000 stock options with an exercise price of $3.80 were forfeited (Note 9).

•	On May 28, 2014, 56,625 stock options with an exercise price of $10.80 expired (Note 9).

•	On June 7, 2014, 2,500 stock options with an exercise price of $8.40 and 7,500 stock options with an exercise price of $14.40 were forfeited (Note 9).

•	On June 9, 2014, the Company received a loan in the amount of $60,000 from King & Bay West, a related party. The loan is non-interest bearing, unsecured and has no fixed terms of repayment.

•	The Company sold 54,565 common shares of Canadian Zinc Corporation for net proceeds of $21,544 (Note 4).

•	The Company sold 2,222,222 common shares of Expedition Mining Inc. for net proceeds of $31,167 (Note 4).